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                                                                   EXHIBIT 99.03

Third paragraph under the caption "Legal Proceedings" beginning on page 20 of the Quarterly Report on Form 10-Q of SSBH for the quarter ended June 30, 1998.

In June 1998, complaints were filed in the U.S. District Court for the Eastern District of Louisiana in two actions (Board of Liquidators, City Debt of the City of New Orleans v. Smith Barney Inc. et ano. and The City of New Orleans v. Smith Barney Inc. et ano.), in which the City of New Orleans seeks a declaratory judgement that Smith Barney Inc. and another underwriter are responsible for any damages that the City incurs in the event the Internal Revenue Service denies tax exempt status to the City's General Obligation Refunding Bonds Series 1991. The Company intends to contest these actions vigorously.